Exhibit 23.1

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825

CONSENT OF INDEPENDENT AUDITOR’S

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2010 of Advantage Oil & Gas Ltd. of our report dated March 22, 2011, relating to the consolidated financial statements as at December 31, 2010 and 2009 and for each of the years then ended and the effectiveness of internal control over financial reporting of Advantage Oil and Gas Ltd. as at December 31, 2010 which appears in this Annual Report.

Chartered Accountants
Calgary, Alberta
March 23, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.